EXHIBIT 99.1

Endeavour Silver Expands Terronera Project in Jalisco, Mexico, Acquires Two Adjacent Properties Covering Multiple Mineralized Veins

VANCOUVER, British Columbia, Nov. 18, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) has expanded the footprint of its Terronera Project, located in Jalisco State, Mexico, to 20,128 hectares through the acquisition of two adjacent groups of mineral concessions, La Sanguijuela and Cerro Gordo, covering multiple mineralized vein structures (link to Terronera property map here).

Bradford Cooke, Endeavour Silver CEO commented, “These two acquisitions not only expand our property footprint at Terronera, they add multiple new mineralized vein structures with strong resource potential where we can add value through the drill bit. We look forward to increasing our drill budget next year to advance our sizable resource base in this district scale, high-grade, low sulfidation epithermal vein system.”

La Sanguijuela

Endeavour has acquired an option to purchase the 2,759 hectare La Sanguijuela concession for US$550,000, payable over four years. La Sanguijuela lies adjacent to the northern boundary of the Terronera concessions around 10 kilometers (km) northwest of the historic mine adit on the Terronera vein and covers the possible northwest extension of the Terronera vein and the possible west extension of the Los Reyes vein.   (link to La Sanguijuela vein map here)

Mapping and sampling have delineated five mineralized vein structures at La Sanguijuela, the main one being the Los Cuates vein. Los Cuates has been traced over a length of 1.5 km, with thicknesses of 2 to 6 meters (m), and sampling has consistently returned anomalous values of 0.5-5.0 grams per tonne (gpt) gold and 50-300 gpt silver. A few small historic mine workings, shafts and adits were located in the area, but there does not appear to be any modern exploration of the property.

The Los Cuates, El Chacuaco, El Nogal, El Puerto and La Pastura veins are hosted by the same Lower Cretaceous volcanic sequence of andesites capped by rhyolites as seen at the Terronera and La Luz veins on the Terronera property.   One key to successful exploration of these veins will be the identification of the “bonanza zone”, a sub-horizontal band of higher grade mineralization that reflects the original boiling zone within these low sulfidation, epithermal vein systems. The bonanza band at Terronera spans the 1100 m to 1600 m elevations. Strongly anomalous surface gold and silver values sampled at elevations of 1350 to 1400 m within the Los Cuates and El Chacuaco veins indicate these veins lie within the bonanza elevations.

Cerro Gordo

Endeavour has acquired by staking the 2,200 hectares Cerro Gordo concessions, located 10 km south of the historic mine adit on the Terronera vein. These concessions cover the possible southeast extensions of four Terronera footwall veins, Pena Gorda-Canoas, Los Venados-La Carbonera, Pena Blanca-El Alacran and El Mirador-Los Tablones, as well as three other veins, El Maguey-El Madrono, Monte Obscuro-Musgos and La Muda-Monte Grande. (link to Cerro Gordo vein map here)

Mapping and sampling returned anomalous gold and silver values within the two main veins, Pena Gorda-Canoas in the Terronera footwall and El Maguey-El Madrono to the south. The El Maguey-El Madrono vein was traced over a length of 1.6 km with a thickness of 2 to 4 m, carrying values of 0.6 to 2 gpt gold and 10-30 gpt silver. The Pena Gorda-Canoas vein outcrops over a length of 1.7 km with a thickness of 2 to 5 m, returning values up to 0.5 gpt gold and 40 gpt silver.

Like the La Sanguijuela veins, the Cerro Gordo veins are also hosted by the Lower Cretaceous volcanic sequence of andesites capped by rhyolites. The sampled elevations around 2100 to 2500 m are higher than the Terronera vein, suggesting the possibility that the Cerro Gordo veins sit within an uplifted fault block relative to the Terronera and La Sanguijuela veins.

The mineralized vein structures on the La Sanguijuela and Cerro Gordo properties have never been previously drilled. Endeavour plans to drill portions of the Los Cuates, El Maguey, Terronera and other veins on the Terronera Project during the 4th quarter, 2020.

Qualified Person and QA/ QC - Godfrey Walton, M.Sc., P.Geo ., Endeavour President, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera Mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.